SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 8, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)



   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
              ---------                     ----------


       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934.)


     Yes                            No          X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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Company Press Release
---------------------


               New Fields CFD 11-3/5 Came on Stream in Bohai Bay

(Hong Kong, November 8, 2005) - CNOOC Limited (the "Company"; NYSE "CEO", SEHK "883") is pleased to announce today that it has achieved initial production from the Caofeidian (CFD) 11-3/5 fields in block 04/36 in Bohai Bay. Using an unmanned facility, the fields are producing at the peak capacity of 13,800 barrels of oil per day.

CFD11-3/5 fields are located in western Bohai Bay in an average water depth of approximately 25 meters. To further enhance the economy of the fields, the development is combined with CFD 11-1 and CFD 11-2.

Mr. Liu Jian, Executive Vice President of the Company, commented, "We are satisfied with the cost effective development of CFD 11-3/5. The successful completion of the fields is an excellent example of our cooperation with international partners."

The Company holds a 51% interest in the fields. Kerr-McGee is the operator with a 40% interest. Sino American Energy Corp., a subsidiary of Ultra Petroleum, is another partner with 9% interest.


End

Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on February 27 and 28, 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The

Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at December 31, 2004, the Company owned net proved reserves of approximately 2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

As at December 31, 2004, the Group had 2,524 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com



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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                    Name: Cao Yunshi
                                                    Title:  Company Secretary

Dated: November 8, 2005